Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP REPORTS Q1 FISCAL 2016 FINANCIAL AND OPERATING RESULTS

VANCOUVER, British Columbia – August 13, 2015 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) reported its financial and operating results for the first quarter ended June 30, 2015 (“Q1 Fiscal 2016”). All amounts are expressed in US Dollars.

FIRST QUARTER HIGHLIGHTS

  Silver sales of 1.4 million ounces, lead sales of 14.9 million pounds, and zinc sales of 4.6 million pounds, up 22%, 29%, and 276% from the prior year quarter;

  Sales of $32.2 million, up 5% from the prior year quarter despite a 17% and 8% decline in the average selling price of silver and lead from prior year period;

  Gross margin of 36% compared with 51% in the prior year period;

  Cash flows from operations of $13.3 million, or $0.08 per share;

  Net income attributable to equity shareholders of $2.3 million, or $0.01 per share;

  Cash cost per ounce of silver, net of by-product credits, of $1.39, compared to $0.46 in the prior year quarter; and

  All-in sustaining cost per ounce of silver, net of by-product credits, of $10.94, compared to $11.88 in the prior year quarter.

  Ended the quarter with $74.9 million in cash and short term investments.

FINANCIALS

Net income attributable to the shareholders of the Company in Q1 Fiscal 2016 was $2.3 million, or $0.01 per share compared to $2.7 million, or $0.02 per share for the three months ended June 30, 2014 (“Q1 Fiscal 2015”).

In the current quarter, the Company’s financial results were mainly impacted by the following: (i) improved head grades yielded higher silver, lead, zinc sales of 6%, 8% and 26%, respectively, at the Ying Mining District even as ore milled decreased by 6% compared to the same prior year quarter, (ii) $5.9 million in metals sales was added from the commercial production at the GC mine, offset by (iii) higher unit production costs resulting from the interruption of a mining contractor changeover at the SGX mine, (iv) lower metals prices, as the realized selling price for silver and lead at the Ying Mining District dropped by 15% and 3%, respectively, compared to the same prior year quarter, and (v) lower gold production and sales as operations at BYP mines have been suspended since August 2014.

Sales in Q1 Fiscal 2016 were $32.2 million compared to $30.6 million in Q1 Fiscal 2015. Silver and gold sales represented $17.9 million and $0.7 million, respectively, while base metals represented $13.6 million of total sales in this quarter compared to silver, gold and base metals of $17.8 million, $3.4 million, and $9.4 million, respectively, in Q1 Fiscal 2015

Cost of sales in Q1 Fiscal 2016 was $20.8 million compared to $15.0 million in Q1 Fiscal 2015. The cost of sales included $16.2 million (Q1 Fiscal 2015 - $11.9 million) cash costs and $4.6 million (Q1 Fiscal 2015 - $3.1) depreciation, amortization and depletion charges. The increase in cost of sales is mainly due to: i) a 21% increase in cash mining cost per tonne at the Ying Mining District, mainly resulting from the one-time compensation arising from a mining contractor’s termination and more in-stope drilling and mining preparation tunnelling to achieve better grade control, ii) a 43% increase in non-cash mining cost per tonne resulting from additional amortization arising from the mining right fee capitalized in Fiscal 2015 and the inclusion of GC mine’s production results, and iii) more metals sold in the current quarter.

Gross profit margin in Q1 Fiscal 2016 was 36% compared to 51% in Q1 Fiscal 2015. The inclusion of the 9% gross profit margin from the GC mine contributed to a reduced average gross profit margin. Ying Mining District’s gross profit margin was 41% compared to a 52% gross profit margin in the same prior year quarter. The decrease in gross profit is also due to the decline of metal prices and increased per tonne production costs.

Cash flows provided by operating activities were $13.3 million or $0.08 per share in Q1 Fiscal 2016 compared to $13.8 million or $0.08 per share in Q1 Fiscal 2015.

OPERATIONS AND DEVELOPMENT

In Q1 Fiscal 2016, the Company sold 1.4 million ounces of silver, 14.9 million pounds of lead, and 4.6 million pounds of zinc, compared to 1.1 million ounces of silver, 11.5 million pounds of lead, and 1.2 million pounds of zinc, respectively, in Q1 Fiscal 2015. Metal production in this quarter was positively impacted by improved dilution control, which resulted in a 10% and 8% increase in silver and lead head grades at the Ying Mining District. In addition, the commencement of commercial production at the GC mine also contributed to higher metal production and sales.

1.	Ying Mining District, Henan Province, China

In Q1 Fiscal 2016, the total ore mined at the Ying Mining District was 167,107 tonnes compared to total ore production of 173,485 tonnes in Q1 Fiscal 2015. Silver and lead head grades improved by 10% and 8%, respectively, to 250 grams per tonne (“g/t”) for silver and 3.6% for lead from 227 g/t for silver and 3.3% for lead, respectively, in Q1 Fiscal 2015.

In Q1 Fiscal 2016, the Ying Mining District sold 1.2 million ounces of silver, 900 ounces of gold, 12.5 million pounds of lead, and 1.5 million pounds of zinc, compared to 1.1 million ounces of silver, 800 ounces of gold, 11.5 million pounds of lead, and 1.2 million pounds of zinc in Q1 Fiscal 2015. The increase in metals sold is mainly due to the improved head grades achieved offset by lower ore production in the quarter.

In February 2015, the Company terminated one mining contractor upon the expiration of its contract and entered into contracts with three new mining contractors to replace the terminated contractor who previously worked out of three portals at the SGX mine. Regrettably, the changeover process for the terminated contractor was slow as the Company and the contractor being terminated had protracted disagreements and negotiations regarding the final bill payment. In June 2015, the Company reached an agreement with the terminated contractor, resulting in the contractor departing from all the three portals, which have now returned to normal operations. The changeover disruptions have impacted not only the production but also resulted in additional costs incurred at the SGX mine in the current quarter.

Total and cash mining costs per tonne were $75.00 and $56.65, respectively, compared to $58.35 and $46.96, respectively, in Q1 2015. The increase in mining costs was mainly due to: i) the mining contractor changeover interruption resulting in approximately an additional $6.00 per tonne; ii) approximately 20% increase in mining preparation expenditures as more in-stope diamond drilling and preparation tunnelling were used to achieve better grade and dilution control, and iii) lower output resulting in a higher per unit fixed cost allocation.

All in sustaining costs, net of by-product credits, at the Ying Mining District in Q1 2016 was $9.18 per ounce of silver compared to $9.29 in Q1 Fiscal 2015

In Q1 Fiscal 2016, total ore milled at the Ying Mining District was 160,277 tonnes, a decrease of 5% compared to 169,480 tonnes in Q1 Fiscal 2015. Cash milling costs were $12.98 compared to $12.16 in Q1 Fiscal 2015, and the increase was mainly due to lower ore milled in the current quarter.

During the quarter, the Company completed approximately 24,575 metres (“m”) of horizontal tunnels, raises and declines and 16,366 m of in-stope diamond drilling. Total capitalized exploration and development expenditures for the Ying Mining District were $6.1 million compared to $8.1 million in Q1 Fiscal 2015.

The operational results at the Ying Mining District for the past five quarters are summarized in the table below:

Operational results - Ying Mining District
	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
	30-Jun-15	31-Mar-15	31-Dec-14	30-Sep-14	30-Jun-14
Ore Mined (tonne)	167,107	112,327	175,782	197,135	173,485
Ore Milled (tonne)	160,277	99,478	187,154	190,831	169,480
Metal Sales
Silver (in thousands of ounce)	1,190	822	1,421	1,251	1,126
Gold (in thousands of ounce)	0.9	0.6	0.9	0.8	0.8
Lead (in thousands of pound)	12,454	8,312	14,168	12,665	11,529
Zinc (in thousands of pound)	1,529	875	2,531	1,944	1,211
Head Grades
Silver (gram/tonne)	250	268	253	223	227
Lead (%)	3.6	3.7	3.6	3.3	3.3
Zinc (%)	0.8	0.8	1.0	0.7	0.7
Recovery Rates
Silver (%)	94.7	94.8	94.7	94.4	93.6
Lead (%)	94.9	95.3	95.9	95.2	95.8
Zinc (%)	53.5	52.4	66.8	56.7	56.8
Cash mining cost ($ per tonne )	56.65	53.25	57.79	43.62	46.96
Total mining cost ($ per tonne )	75.00	74.84	73.28	55.41	58.35
Cash milling cost ($ per tonne )	12.98	16.20	13.63	12.77	12.16
Total milling cost ($ per tonne )	15.40	20.09	15.77	14.85	14.48

2.	GC Mine, Guangdong Province, China

Commercial production at GC mine commenced on July 1, 2014, and the trial mining operation results in Q1 Fiscal 2015 have been excluded from the consolidated operation results discussed above and revenue realized from metal sales during the trial period was offset against cost capitalized.

A summary of the operational results of GC mine for the past five quarters, including the trial mining operation results in Q1 Fiscal 2015, is as follows:

					Pre-commercial
Operational results - GC Mine	Commercial production				production
	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
	30-Jun-15	31-Mar-15	31-Dec-14	30-Sep-14	30-Jun-14
Ore Mined (tonne)	66,727	46,111	87,916	70,898	48,396
Ore Milled (tonne)	66,679	46,100	90,287	69,144	55,784
Metal Sales
Silver (in thousands of ounce)	181	99	251	151	145
Lead (in thousands of pound)	2,420	867	2,500	1,428	1,461
Zinc (in thousands of pound)	3,029	1,668	4,452	3,259	2,314
Head Grades
Silver (gram/tonne)	93	107	104	107	110
Lead (%)	1.7	1.2	1.3	1.4	1.4
Zinc (%)	2.5	2.6	2.6	2.8	2.5
Recovery Rates
Silver (%)	79.3	76.1	75.9	79.4	76.3
Lead (%)	89.7	84.9	85.9	88.1	85.4
Zinc (%)	85.1	80.0	80.6	81.0	80.2
Cash mining cost ($ per tonne)	48.74	86.35	33.11	29.25	42.23
Total mining cost ($ per tonne)	56.83	132.41	55.20	51.69	64.62
Cash milling cost ($ per tonne)	15.52	42.70	15.82	17.59	19.17
Total milling cost ($ per tonne)	17.83	58.58	19.88	22.81	25.54

Total ore mined at GC mine in Q1 Fiscal 2016 was 66,727 tonnes at a total mining cost and cash mining cost of $56.83 and $48.74, compared to 48,396 tonnes mined during the pre-commercial period in Q1 Fiscal 2015 at a total mining cost and cash mining cost of $64.62 and $42.23. Total ore milled at GC mine in Q1 Fiscal 2016 was 66,679 at a total milling cost and cash milling cost of $17.83 and $15.52, compared to 55,784 tonnes milled during the pre-commercial period in Q1 Fiscal 2015 at a total milling cost and cash milling cost of $25.54 and $19.17. The production level at GC mine has significant impact on the cash mining cost while the decrease in the non-cash cost was mainly due to substantial impairment charges taken against the long-lived assets at GC mine at the end of Fiscal 2015.

The head grades at GC mine were 93 g/t for silver, 1.7% for lead, and 2.5% for zinc in Q1 Fiscal 2016 compared to 110 g/t for silver, 1.4% for lead, and 2.5% for zinc respectively, in Q1 Fiscal 2015.. Lead head grade improved by approximately 21%, zinc head grade is relatively steady while silver grade dropped by 15%.

Recovery rates at GC mine has gradually improved and achieved 79.3% for silver, 89.7% for lead, and 85.1% for zinc.

In Q1 Fiscal 2016, the Company completed approximately 4,654 m of horizontal tunnels, raises and declines and 7,416 m of diamond drilling at GC mine. Total capitalized exploration expenditures at GC mine was $0.2 million compared to $0.4 million in Q1 Fiscal 2015.

SUSPENSION OF DIVIDEND PAYMENTS

In light of the lower commodity price environment and the Company’s desire to preserve capital, the Board of Directors will not be declaring a dividend. The declaration and payment of future dividends, if any, is at the discretion of the Board of Directors and any future decision to re-instate dividend payments, if at all, will be based on a number of factors including commodity prices, market conditions, financial results, cash requirements and other relevant factors.

APPOINTMENT OF SENIOR MANAGEMENT

The Company is pleased to announce the appointment of Derek Liu as Chief Financial Officer, after successful serving in the role of interim Chief Financial Officer since February 2015. Derek Liu is a professional accountant with over 15 years of diverse international experience in financial reporting, auditing, and accounting. He is a member of Certified General Accountants Association of British Columbia ("CGA, BC") and a Certified Public Accountant ("CPA") in the State of Colorado, USA. He has held senior accounting positions, such as corporate controller and chief financial officer, at a number of public Canadian mining companies for the past several years including the role of financial controller of Silvercorp from 2006 to 2010.

Alex Zhang, P.Geo., Vice President, Exploration, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this News Release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. All figures are in United States dollars unless otherwise stated.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company is currently developing the GC project in southern China which it expects will become its next operating mine. The Company's vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lorne Waldman
Senior Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2014 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. dollars)

	June 30, 2015	March 31,2015
ASSETS
Current Assets
Cash and cash equivalents	$65,433	$60,179
Short-term investments	9,442	9,343
Trade and other receivables	1,797	1,278
Inventories	6,957	6,899
Due from related parties	73	33
Prepaids and deposits	5,845	5,745
	89,547	83,477

Non-current Assets
Long-term prepaids and deposits	8,430	2,945
Reclamation deposits	2,120	2,112
Investment in an associate	3,430	3,449
Other investments	526	892
Plant and equipment	64,617	64,779
Mineral rights and properties	217,590	214,792
TOTAL ASSETS	$386,260	$372,446

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$32,211	$21,768
Mine right fee payable	4,355	4,292
Deposits received	7,722	8,303
Dividends payable	685	674
Income tax payable	527	662
	45,500	35,699

Non-current Liabilities
Mine right fee payable	9,889	9,746
Deferred income tax liabilities	21,625	21,592
Environmental rehabilitation	13,020	12,898
Total Liabilities	90,034	79,935

Equity
Share capital	233,513	233,513
Share option reserve	11,906	11,741
Reserves	25,409	25,409
Accumulated other comprehensive loss	(26,289)	(26,697)
(Deficit) Retained earnings	(3,478)	(5,089)
Total equity attributable to the equity holders of the Company	241,061	238,877

Non-controlling interests	55,165	53,634
Total Equity	296,226	292,511

TOTAL LIABILITIES AND EQUITY	$386,260	$372,446

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited - Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended June 30,
	2015	2014

Sales	$32,220	$30,616
Cost of sales	20,764	14,963
Gross profit	11,456	15,653

General and administrative	5,344	4,768
Government fees and other taxes	1,349	1,581
Foreign exchange loss	587	1,125
Loss on disposal of plant and equipment	7	-
Share of loss in associate	78	132
Loss on investments	-	15
Other expense (income)	10	(156)
Income from operations	4,081	8,188

Finance income	277	164
Finance costs	(332)	(32)
Income before income taxes	4,026	8,320

Income tax expense	255	3,685
Net income	$3,771	$4,635

Attributable to:
Equity holders of the Company	$2,296	$2,744
Non-controlling interests	1,475	1,891
	$3,771	$4,635

Earnings per share attributable to the equity holders of the Company
Basic and diluted earnings per share	$0.01	$0.02
Weighted Average Number of Shares Outstanding - Basic and Diluted	170,883,808	170,883,808

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited - Expressed in thousands of U.S. dollars)

	Three Months Ended June 30,
	2015	2014
Cash provided by
Operating activities
Net income	$3,771	$4,635
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation	124	32
Depreciation, amortization and depletion	4,977	3,423
Share of loss in associate	78	132
Income tax expense	255	3,685
Finance income	(277)	(164)
Loss on investments	-	15
Loss on disposal of plant and equipment	7	-
Share-based compensation	165	351
Income taxes paid	(359)	(1,296)
Interest received	277	164
Changes in non-cash operating working capital	4,302	2,849
Net cash provided by operating activities	13,320	13,826

Investing activities
Mineral rights and properties
Capital expenditures	(7,366)	(6,305)
Plant and equipment
Additions	(718)	(1,578)
Prodeeds on disposals	5	-
Reclamation deposit paid	(9)	-
Net redemptions of short-term investments	49	1,731
Net cash used in investing activities	(8,039)	(6,152)

Financing activities
Cash dividends distributed	(685)	(775)
Net cash used in financing activities	(685)	(775)
Effect of exchange rate changes on cash and cash equivalents	658	1,300

Increase in cash and cash equivalents	5,254	8,199

Cash and cash equivalents, beginning of the period	60,179	60,614
Cash and cash equivalents, end of the period	$65,433	$68,813

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Three months ended June 30, 2015
		Ying Mining District[1]	GC2	Total

Production Data
Mine Data
	Ore Mined (tonne)	167,107	66,727	233,834
	Ore Milled (tonne)	160,277	66,679	226,956

+	Mining cost per tonne of ore mined ($)	75.00	56.83	69.81
	Cash mining cost per tonne of ore mined ($)	56.65	48.74	54.39
	Non cash mining cost per tonne of ore mined ($)	18.35	8.09	15.42

+	Unit shipping costs($)	4.05	-	2.89

+	Milling cost per tonne of ore milled ($)	15.40	17.83	16.12
	Cash milling cost per tonne of ore milled ($)	12.98	15.52	13.73
	Non cash milling cost per tonne of ore milled ($)	2.42	2.31	2.39

+	Average Production Cost
	Silver ($ per ounce)	7.83	9.86	8.42
	Gold ($ per ounce)	492	751	526
	Lead ($ per pound)	0.42	0.65	0.45
	Zinc ($ per pound)	0.40	0.63	0.43

+	Total production cost per ounce of Silver ($)	4.22	7.97	4.71
+	Total cash cost per ounce of Silver ($)	1.03	3.80	1.39

+	All-in sustaining cost per ounce of Silver ($)	9.18	9.13	10.94
+	All-in cost per ounce of Silver ($)	9.71	9.24	11.42

	Recovery Rates
	Silver (%)	94.7	79.3	90.2
	Lead (%)	94.9	89.7	93.4
	Zinc (%)	53.5	85.1	62.8

	Head Grades
	Silver (gram/tonne)	250	93	204
	Lead (%)	3.6	1.7	3.0
	Zinc (%)	0.8	2.5	1.3

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,190	181	1,371
	Gold (in thousands of ounces)	0.9	-	0.9
	Lead (in thousands of pounds)	12,454	2,420	14,874
	Zinc (in thousands of pounds)	1,529	3,029	4,558
Metal Sales
	Silver (in thousands of $)	15,962	1,956	17,918
	Gold (in thousands of $)	724	10	734
	Lead (in thousands of $)	8,652	1,729	10,381
	Zinc (in thousands of $)	937	2,076	3,013
	Other (in thousands of $)	-	174	174
		26,275	5,945	32,220
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	13.42	10.80	13.07
	Gold ($ per ounce)	843	822	843
	Lead ($ per pound)	0.73	0.71	0.72
	Zinc ($ per pound)	0.68	0.69	0.68

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 57.7% from lead concentrates and 21.6% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected higher smelter and refining charges resulting it lower net silver selling price.
+ Non-IFRS measures

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Three months ended June 30, 2014
		Ying Mining District[1]	BYP	Total

Production Data
Mine Data
	Ore Mined (tonne)	173,485	36,203	209,688
	Ore mined (tonne)	169,480	30,548	200,028

+	Mining cost per tonne of ore mined ($)	58.35	30.61	53.56
	Cash mining cost per tonne of ore mined ($)	46.96	22.70	42.77
	Non cash mining cost per tonne of ore mined ($)	11.39	7.91	10.79

+	Unit shipping costs($)	4.77	-	3.95

+	Milling cost per tonne of ore milled ($)	14.48	14.33	14.46
	Cash milling cost per tonne of ore milled ($)	12.16	13.29	12.33
	Non cash milling cost per tonne of ore milled ($)	2.32	1.04	2.13

+	Average Production Cost
	Silver ($ per ounce)	7.60	-	7.72
	Gold ($ per ounce)	434	573	483
	Lead ($ per pound)	0.36	-	0.37
	Zinc ($ per pound)	0.30	-	0.31

+	Total production cost per ounce of Silver ($)	2.92		2.92
+	Total cash cost per ounce of Silver ($)	0.46		0.46

+	Total production cost per ounce of Gold ($)		573	573
+	Total cash cost per ounce of Gold ($)		455	455

+	All-in sustaining cost per ounce of Silver ($)[2]	9.29	14.68	11.88
+	All-in cost per ounce of Silver ($)[2]	11.47	15.68	14.84

	Recovery Rates
	Silver (%)	93.6		93.6
	Gold (%)		89.7	89.7
	Lead (%)	95.8		95.8
	Zinc (%)	56.8		56.8

	Head Grades
	Silver (gram/tonne)	227		227
	Gold (gram/tonne)		2.8	2.8
	Lead (%)	3.3		3.3
	Zinc (%)	0.7		0.7

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,126	-	1,126
	Gold (in thousands of ounces)	0.8	2.6	3.5
	Lead (in thousands of pounds)	11,529	-	11,529
	Zinc (in thousands of pounds)	1,211	-	1,211
Metal Sales
	Silver (in thousands of $)	17,778	-	17,778
	Gold (in thousands of $)	741	2,681	3,422
	Lead (in thousands of $)	8,654	-	8,654
	Zinc (in thousands of $)	762	-	762
		27,935	2,681	30,616
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	15.79	-	15.79
	Gold ($ per ounce)	901	1,016	989
	Lead ($ per pound)	0.75	-	0.75
	Zinc ($ per pound)	0.63	-	0.63

1 Ying Mining District includes mines: SGX, TLP, HPG, LM, PCG and HZG.
2 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
+ Non-IFRS measures